FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934
FOR THE MONTH OF FEBRUARY 2008
QUEBECOR MEDIA INC.
(Name of Registrant)
612 St-Jacques Street, Montreal, Canada, H3C 4M8
(Address of principal executive offices)
[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]
Form 20-F ☑               Form 40-F ☐
[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g 3-2(b) under the Securities Exchange Act of 1934.]
Yes ☐               No ☑
[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): 82-________.]

SIGNATURE

QUEBECOR MEDIA INC.
Filed in this Form 6-K
Documents index
1.	Press release dated February 26, 2008;

2.	Extract of the Consolidated Financial Statements of Quebecor Media Inc. and its Subsidiaries for the period ended December 31, 2007; and

3.	Supplementary Disclosure of Quebecor Media Inc. for the Quarter / 12-Month Period ended December 31, 2007.

February 26, 2008
For immediate release
Quebecor Inc. Announces Record 2007 Results Of Quebecor Media Inc.,
A 54.7% Held Subsidiary
Financial year 2007 highlights
•	Quebecor Media Inc. posts revenues of $3.37 billion, a $367.3 million (12.2%) increase from 2006.

•	Operating income increases by $164.3 million (20.5%) to record $963.9 million.

•	Net income totals record $327.1 million, compared with $169.7 million net loss in 2006, a $496.8 million improvement.

•	Cable segment: operating income up $130.2 million (25.4%); customer base increases by 238,600 for cable telephone service, 141,000 for cable Internet access, 65,700 for all cable television services combined (including a 144,600 customer increase for illico Digital TV), 33,900 phones for wireless telephone service.

•	Federal government establishes conducive conditions for competition in wireless telephone industry by setting aside segment of new 3G spectrum for market entrants.

•	Nurun Inc. taken private: on February 19, 2008, Quebecor Media acquired 91.54% of the outstanding shares of Nurun it did not already hold for a total consideration of $69.5 million.
Montréal, Québec — Quebecor Media’s revenues increased by $367.3 million (12.2%) to $3.37 billion in 2007. All of Quebecor Media’s business segments reported higher revenues. Operating income grew by $164.3 million (20.5%) to $963.9 million in 2007, mainly because of significantly improved results in the Cable segment, where operating income increased by $130.2 million (25.4%). Operating income also increased in Newspapers (by $18.3 million or 8.8%), primarily as a result of the acquisition of Osprey Media Income Fund (“Osprey Media”), and in Broadcasting ($17.3 million or 41.1%) and Leisure and Entertainment ($7.7 million or 39.9%). Excluding Osprey Media’s operating income and the impact of the consolidated stock option plan, operating income increased by 20.0% in 2007, compared with 11.0% in 2006.
“In 2007, Quebecor Media posted the strongest increase in operating income since the acquisition of Groupe Vidéotron ltée,” said Pierre Karl Péladeau, President and Chief Executive Officer of Quebecor Inc. “Our excellent results are mainly due to robust, sustained growth in the Cable segment, which continues to register substantial customer base increases for all services, year after year. The Newspapers segment was boosted by the favourable impact of the acquisition of Osprey Media, which closed in August 2007, as well as increased operating income from its regular operations, on a comparable basis. In addition, the Broadcasting and Leisure and Entertainment segments both reported significant improvements in operating income. The results testify to the success of the convergence strategy

Quebecor Media has been pursuing for several years. Meanwhile, Quebecor Media welcomed the federal government’s decision to create favourable conditions for new players to enter the Advanced Wireless Services (AWS) market and recommitted to making a major investment in this communications platform to support its future business growth.”
Quebecor Media recorded net income of $327.1 million in 2007, compared with a $169.7 million net loss in 2006. The favourable variance of $496.8 million was due primarily to the favourable impact on the comparative numbers for 2007 of the recognition in 2006 of a $342.6 million loss on debt refinancing ($219.0 million net of income tax and non-controlling interest) and of a $180.0 million charge for impairment of goodwill and broadcasting licences in the Broadcasting segment ($156.6 million net of income tax and non-controlling interest). The $164.3 million increase in operating income in 2007 also contributed to the improvement. These favourable factors were partially offset by, among other things, a $29.7 million increase in the amortization charge and a $15.4 million increase in financial expenses.
Quebecor Media Inc.
Highlights, 2002 — 2007 (in millions of Canadian dollars)

	2007	2006	2005	2004	2003	2002

Revenues	$3,365.9	$2,998.6	$2,695.4	$2,456.9	$2,291.9	$2,253.0
Operating income	$963.9	$799.6	$732.1	$697.2	$611.6	$572.4

Financial ratios according to financial statements, 2002 — 2007

	2007	2006	2005	2004	2003	2002

Debt (1)	3.7	3.9	4.3	4.4	5.1	5.9
Interest coverage(2)	4.1	3.6	2.7	2.5	2.1	1.9

(1)	Long-term debt (including the fair value of derivative financial instruments) / operating income.

(2)	Operating income / interest on long-term debt (including amortization of discount and financing costs).
The debt ratio was reduced from 5.9 in 2002 to 3.7 in 2007. During the same period, the interest coverage ratio increased from 1.9 to 4.1. Despite substantial investments related to cable networks and newspaper printing facilities, as well as the business acquisitions made by Quebecor Media during the period, Quebecor Media’s financial ratios improved significantly between 2002 and 2007. The excellent performance was mainly due to sustained growth in operating income during the period. Between 2002 and 2007, Videotron Ltd. made capital investments totalling $1.2 billion in order to maintain its technological leadership and deliver the best service and the best customer experience. The Newspapers segment also invested $344.7 million during the period in order to provide industry-leading print quality for its largest daily newspapers.
Fourth quarter 2007
Quebecor Media’s revenues increased $120.7 million (14.3%) to $964.9 million in the fourth quarter of 2007, mainly as a result of higher revenues in Cable ($64.4 million or 17.7%) and Newspapers ($59.8 million or 24.2%). Quebecor Media’s operating income rose by $48.9 million (20.5%) to $287.2 million in the fourth quarter of 2007, primarily as a result of increases in the Cable segment ($35.9 million or 25.7%) and the Newspapers segment ($13.1 million or 20.6%). The increases in the

Newspapers segment’s revenues and operating income in the fourth quarter of 2007 were mainly due to the acquisition of Osprey Media.
Quebecor Media recorded net income of $112.4 million in the fourth quarter of 2007, compared with a $97.1 million net loss in the same period of 2006. The $209.5 million improvement was due primarily to the favourable impact on the comparative numbers for 2007 of the recognition in 2006 of a $180.0 million non-cash charge for impairment of goodwill and of broadcasting licences in the Broadcasting segment ($156.6 million net of income tax and non-controlling interest). The $48.9 million increase in operating income in the fourth quarter of 2007 and the approximately $22.2 million favourable impact of the decrease in federal tax rates also contributed to the improvement.
Impact on Quebecor Media Inc. and Quebecor Inc. of Quebecor World Inc.’s decision to place itself under the protection of the Companies’ Creditors Arrangement Act in Canada
On January 21, 2008, Quebecor World Inc. placed itself under the protection of the Companies’ Creditors Arrangement Act. Quebecor World and some of its U.S. subsidiaries also placed themselves under the protection of Chapter 11 of the Bankruptcy Code in the United States.
These procedures will have no material impact on the operations of Quebecor Media.
In light of the rejection by Quebecor World’s bank creditors of the rescue plan announced on January 11, 2008, Quebecor did not consider it to be in the interests of its shareholders to enhance its offer and increase the risk associated with its investment in Quebecor World. In light of Quebecor World’s decision to place itself under the protection of the Companies’ Creditors Arrangement Act, Quebecor will have to exclude Quebecor World from the scope of its consolidation as of January 21, 2008.
Since the events involving Quebecor World occurred after December 31, 2007, Quebecor will have to consolidate financial data for Quebecor World as of December 31, 2007 and for the financial year ended on that date.
The carrying value of Quebecor’s investment in Quebecor World as of September 30, 2007, for consolidation purposes, was $429.0 million, and net losses on foreign exchange in the amount of approximately $350.0 million related to this investment had been accumulated as of that date in other comprehensive income. The total net loss before taxes that will ultimately be recognized in Quebecor’s results in connection with the events involving Quebecor World should not exceed the total of these amounts. This net loss will have no impact on Quebecor’s cash and cash equivalents.
The release of Quebecor’s consolidated financial results for 2007 will be dependent on the production by Quebecor World of its financial results for the year ended December 31, 2007. In view of the recent events involving Quebecor World, Quebecor anticipates that the publication of its annual financial documents, including its audited consolidated financial results, its Management Discussion and Analysis and its press release, will be delayed. Quebecor cannot guarantee that, for the 2007 financial year, it will be able to meet its reporting obligations by the prescribed deadline since it has no control over Quebecor World’s ability to report its own financial results.

Dividends declared and paid by Quebecor Media Inc. in 2007
The Board of Directors of Quebecor Media declared and paid dividends totalling $110.0 million in 2007.
Conference call for investors and webcast
Quebecor Inc. will hold a conference call to discuss Quebecor Media’s results for the fourth quarter and financial year 2007 on February 26, 2008, at 8:30 a.m. EST. There will be a question period reserved for financial analysts. To access the conference call, please dial 1 877 293-8052, access code 70041#. A tape recording of the call will be available from February 26 through March 28, 2008, by dialling 1 877 293-8133, access code 610525#. The conference call will also be broadcast live on the Quebecor Inc. website at www.quebecor.com/InvestorCenter/QIConferenceCall.aspx. It is advisable to ensure the appropriate software is installed before accessing the call. Instructions and links to free player downloads are available at the Internet address shown above.
Forward-looking statements
The statements in this press release that are not historical facts are forward-looking statements and are subject to significant known and unknown risks, uncertainties and assumptions which could cause Quebecor Inc.’s actual results for future periods to differ materially from those set forth in the forward-looking statements. Certain factors that may cause actual results to differ from current expectations include seasonality (including seasonal fluctuations in customer orders), operating risk (including fluctuations in demand for Quebecor Inc.’s products and pricing actions by competitors), risks associated with capital investment (including risks related to technological development and equipment availability and breakdown), environmental risks, risks associated with labour agreements, commodity risks (including fluctuations in the cost and availability of raw materials), credit risk, financial risks, debt risks, risks related to interest rate fluctuations, foreign exchange risks, government regulation risks, risks related to tax changes and changes in the general political and economic environment. Investors and others are cautioned that the foregoing list of factors that may affect future results is not exhaustive and that undue reliance should not be placed on any forward-looking statements. For more information on the risks, uncertainties and assumptions that could cause Quebecor Inc.’s actual results to differ from current expectations, please refer to Quebecor Inc.’s public filings available at www.sedar.com and www.quebecor.com including, in particular, the “Risks and Uncertainties” section in Quebecor Inc.’s Management Discussion and Analysis for the year ended December 31, 2006 and the “Risk Factors” section of Quebecor Inc.’s 2006 Annual Information Form.
The forward-looking statements in this press release reflect Quebecor Inc.’s expectations as of February 26, 2008, and are subject to change after that date. Quebecor Inc. expressly disclaims any obligation or intention to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable securities laws.
Quebecor Inc.
Quebecor Inc. (TSX: QBR.A, QBR.B) is a holding company with interests in two companies, Quebecor Media Inc. and Quebecor World Inc. Quebecor holds a 54.7% interest in Quebecor Media, which owns operating companies in numerous media-related businesses: Videotron Ltd., the largest cable operator in

Québec and a major Internet Service Provider and provider of telephone and business telecommunications services; Quebecor Media’s Newspapers segment, the largest publisher of newspapers in Canada; TVA Group Inc., operator of the largest French-language over-the-air television network in Québec, a number of specialty channels, and the English-language over-the-air station SUN TV; Canoe Inc., operator of a network of English- and French-language Internet properties in Canada; Nurun Inc., a major interactive technologies and communications agency with offices in Canada, the United States, Europe and Asia; companies engaged in book publishing and magazine publishing; and companies engaged in the production, distribution and retailing of cultural products, namely Archambault Group Inc., the largest chain of music stores in eastern Canada, TVA Films, and Le SuperClub Vidéotron ltée, a chain of video and console-game rental and retail stores. Quebecor World is a commercial print media services company with operations in North America, Europe, Latin America and Asia.

Information:

Louis Morin Executive Vice President and Chief Financial Officer (514) 380-1912	Luc Lavoie Executive Vice President, Corporate Affairs (514) 380-1974 (514) 947-6672 (mobile) lavoie.luc@quebecor.com

SEGMENTED ANALYSIS
Cable segment
The Cable segment’s revenues increased by $243.1 million (18.6%) to $1.55 billion in 2007, mainly because of customer growth.
Operating income increased by $130.2 million (25.4%) from $512.5 million in 2006 (a margin of 39.1% as a proportion of revenues) to $642.7 million (or 41.4% of revenues) in 2007, mainly because of the growth in the customer base for all services, increases in some rates, and a $12.6 million favourable variance related to non-recognition in 2007 of current Canadian Radio-television and Telecommunications Commission (“CRTC”) Part II licence fee accruals following the notice issued on October 1, 2007. These positive factors more than offset the $20.9 million unfavourable impact of expenses related to Quebecor Media’s stock option plan. Excluding the stock option expense, the Cable segment’s operating income increased by 28.6% in 2007, compared with 26.9% in 2006.
In 2007, the Cable segment added:
•	238,600 customers to its cable telephone service (234,800 in 2006);

•	141,000 customers to its cable Internet access service (154,000 in 2006);

•	65,700 customers for all cable television services combined (66,300 in 2006), i.e., net increase for analog service and illico Digital TV, including 144,600 more customers for illico Digital TV (149,000 in 2006);

•	33,900 phones to its wireless telephone service (11,800 in 2006).
Cable segment customer numbers, 2002 — 2007
(in thousands of customers)

	2007	2006	2005	2004	2003	2002

Cable television
Analog	869.9	948.8	1,031.5	1,118.9	1,183.3	1,259.4
Digital	768.2	623.6	474.6	333.7	240.9	171.6

Total cable television	1,638.1	1,572.4	1,506.1	1,452.6	1,424.2	1,431.0
Cable Internet	933.0	792.0	638.0	502.6	406.3	305.1
Cable telephone	636.4	397.8	163.0	—	—	—
Wireless telephone	45.7	11.8	—	—	—	—

Over the past five years, the Cable segment’s total subscriptions to all its services have nearly doubled, from 1.7 million in 2002 to 3.3 million in 2007.
The Cable segment’s average monthly revenue per user (“ARPU”) increased by $10.09 (16.4%) from $61.43 in 2006 to $71.52 in 2007.
In the fourth quarter of 2007, the Cable segment increased its revenues by $64.4 million (17.7%) to $427.3 million and its operating income by $35.9 million (25.7%) to $175.7 million.

On November 28, 2007 and December 14, 2007, Industry Canada released a policy framework and a licensing framework, respectively, for the auction of spectrum licences for Advanced Wireless Services in the 2 GHz range. Several of the framework elements are expressly intended to encourage new entrants into the Canadian mobile wireless industry, most notably the setting aside of 40 MHz (out of a total of 105 MHz) of spectrum nationally for new entrants, and a decision to mandate digital roaming and antenna tower and site sharing by way of new licence conditions applicable to all existing and new mobile wireless licensees. These licence conditions are to be finalized prior to the March 10, 2008 deadline for applications to participate in the spectrum auction. The auction is scheduled to commence on May 27, 2008. Implementation of the technology will enable Canada to catch up with other major industrialized nations in terms of the quality of advanced wireless services and competitive pricing.
Quebecor Media has announced that it will participate, through Videotron, in the spectrum auction. If Quebecor Media is awarded spectrum, it anticipates investing, through Videotron, approximately $500.0 million (including licenses and initial operating losses) to build a third-generation (3G) network in Québec with the latest technologies, thereby becoming a facilities-based wireless provider offering its Québec customers integrated mobile multimedia services. Quebecor Media currently anticipates that this new network would be fully operational within 18 months following the end of the auction.
Newspapers segment
The Newspapers segment’s revenues rose by $99.9 million (10.8%) to $1.03 billion in 2007, mainly as a result of the acquisition of Osprey Media. Excluding the impact of the acquisition, revenues increased by $4.4 million in 2007. Commercial printing and other revenues combined increased by 12.9%. Advertising revenues grew by 1.2% while circulation revenues decreased by 5.8%. The revenues of the urban dailies declined by 1.5% in 2007. Excluding the acquisition of Osprey Media, the revenues of the community newspapers increased by 1.1% in 2007. Within the urban dailies group, revenues of the free dailies increased by 62.7% in 2007 due to excellent results posted by the Montréal, Toronto and Vancouver dailies, and the launch of free dailies in Ottawa and Ottawa-Gatineau in November 2006, and in Calgary and Edmonton in February 2007.
The Newspapers segment’s operating income totalled $225.9 million in 2007, an $18.3 million (8.8%) increase. The favourable impact of the acquisition of Osprey Media ($25.3 million) was partially offset by investments and one-time charges, including investments related to the launch of four new free dailies in Ottawa, Ottawa-Gatineau, Calgary and Edmonton and the launch of Quebecor MediaPages, the impact of the labour disputes at Le Journal de Montréal and Le Journal de Québec in 2006 and 2007 respectively, and variances in the charge for Quebecor Media’s stock option plan. Excluding these items, operating income was $225.2 million in 2007, compared with $214.2 million in 2006. The $11.0 million (5.1%) increase mainly reflects lower newsprint costs, the impact of restructuring initiatives and the decrease in operating losses at the free dailies, on a comparable basis (i.e., at the Montréal, Toronto and Vancouver dailies), which were partially offset by costs related to the implementation of certain projects. Operating income from the dailies in the Western Group increased by 13.8%. Osprey Media’s operating income increased by 12.6% in 2007, on a comparable basis, testifying to the strategic value of the acquisition for Quebecor Media’s Newspapers segment. Excluding the launch of the four new free dailies and the impact on results of the labour disputes at Le Journal de Montréal and Le Journal de Québec, operating income increased by 5.5% at the urban dailies. Excluding the impact of the acquisition of Osprey Media, operating income increased by 6.3% at the community newspapers.

In the fourth quarter of 2007, the Newspapers segment’s revenues increased by $59.8 million (24.2%) to $306.5 million, mainly as a result of the impact of the acquisition of Osprey Media, which closed in August 2007. Excluding the impact of that acquisition, combined revenues from commercial printing and other sources increased by 29.5%, advertising revenues were flat, and circulation revenues decreased by 8.8%.
The Newspapers segment’s operating income totalled $76.6 million in the fourth quarter of 2007, a $13.1 million (20.6%) increase attributable primarily to the impact of the acquisition of Osprey Media ($15.9 million). Excluding the acquisition of Osprey Media and investments and one-time charges, including investments related to the launch of four new free dailies (in Ottawa, Ottawa-Gatineau, Calgary and Edmonton) and of Quebecor MediaPages, charges related to Quebecor Media’s stock option plan, and the impact of the labour disputes at Le Journal de Montréal and Le Journal de Québec in 2006 and 2007 respectively, operating income was $70.1 million in the fourth quarter of 2007, compared with $66.7 million in the same quarter of 2006. The $3.4 million (5.1%) increase was essentially due to the decrease in newsprint costs. Despite the labour dispute at Le Journal de Québec, operating income increased by 6.9% in the fourth quarter of 2007, compared with the same period of 2006.
Quebecor Media announced on October 11, 2007 the creation of a new subsidiary, Quebecor MediaPages, to consolidate all its print and online directory operations. Quebecor MediaPages plans to launch 30 new local directories under the MediaPages name in Québec, Ontario and Alberta in 2007 and 2008.
Broadcasting segment
The Broadcasting segment recorded revenues of $415.5 million in 2007, an increase of $22.2 million (5.6%). Revenues from broadcasting operations rose $11.7 million, primarily as a result of higher advertising revenues at the TVA Network and SUN TV, higher subscription and advertising revenues at the specialty channels (Mystère, ARGENT, Prise 2, LCN, mentv and Mystery), and higher revenues from video on demand, from Shopping TVA and from commercial production. Revenues from distribution operations increased by $5.5 million due to a larger number of theatrical releases in 2007 than in 2006 and increased revenues from video releases. Revenues from publishing operations increased by $1.8 million in 2007. The favourable impact of the acquisition of the interest in TV Hebdo and TV 7 Jours not already held by TVA Group Inc. was partially offset by a decrease in revenues from newsstand sales.
The Broadcasting segment recorded operating income of $59.4 million in 2007, a $17.3 million (41.1%) increase. Operating income from broadcasting operations increased by $7.2 million, mainly because of the impact of the higher revenues from the specialty channels, SUN TV and video on demand, and the non-recognition in 2007 of current Canadian Radio-television and Telecommunications Commission (“CRTC”) Part II licence fee accruals following the notice issued on October 1, 2007, for a favourable variance of $4.1 million. Operating income from distribution operations improved by $3.0 million, mainly because of higher revenues from video releases. Operating income from publishing operations increased by $6.5 million, essentially because of reductions in some operating expenses, including printing costs.
The Broadcasting segment’s revenues increased $4.2 million (3.5%) to $124.1 million in the fourth quarter of 2007 and its operating income rose by $3.9 million (20.6%) to $22.8 million.

The business environment for conventional television continues to be cause for concern, as indicated by the 2.6% decline in advertising revenues from TVA Group’s conventional television operations in the fourth quarter of 2007, despite the fact that the TVA Network has 25 of the 30 top-rated shows in Québec and remains Québec’s leading general-interest television network, seven days a week.
Leisure and Entertainment segment
The revenues of the Leisure and Entertainment segment increased by $14.0 million (4.4%) to $329.8 million in 2007, mainly because of an 11.1% increase in the revenues of Quebecor Media Book Group. At Archambault Group Inc., revenues grew by 0.8%. The increase in the revenues of Quebecor Media Book Group in 2007 was mainly due to higher revenues in the academic segment and at Messageries A.D.P. inc., due in the latter case to the distribution of several successful releases, including the French translation of the international bestseller The Secret by Rhonda Byrne, which sold more than 343,000 copies in 2007.
The Leisure and Entertainment segment’s operating income amounted to $27.0 million in 2007, compared with $19.3 million in the previous year. The $7.7 million (39.9%) increase was mainly due to the impact of the revenue increases, as well as decreases in some operating costs.
In the fourth quarter of 2007, the Leisure and Entertainment segment’s revenues decreased by $1.7 million (-1.6%) to $103.4 million and its operating income increased by $0.3 million (3.0%) to $10.3 million.
In 2007, Pierre Marchand was appointed President, Music Division, of Archambault Group. In early 2008, Céline Massicotte was appointed President and Chief Operating Officer of Groupe Sogides inc.
Interactive Technologies and Communications segment
The Interactive Technologies and Communications segment recorded revenues of $82.0 million in 2007, an $8.1 million (11.0%) increase which reflects the recruitment of new customers and the positive impact of the acquisition of Crazy Labs Web Solutions S.L. in July 2006, partially offset by the impact of lower volume in the United States.
The segment’s operating income totalled $2.8 million in 2007, a $4.7 million (-62.7%) decrease due to lower volume in the U.S., the impact of a change in the stock option plan, and one-time charges related to Quebecor Media’s purchase of some of Nurun’s shares, as well as an increase in the conditional compensation charge related to the acquisition of Ant Farm Interactive LLC in 2004. Recognition in 2006 of federal research and development tax credits from previous years was also a factor in the decrease in operating income in 2007. These unfavourable variances were partially offset by the impact of increased revenues from new customers.
In the fourth quarter of 2007, the Interactive Technologies and Communications segment recorded revenues of $20.1 million, essentially unchanged from the same quarter of 2006. Nurun’s operating income decreased from $3.3 million in the fourth quarter of 2006 to nil in the fourth quarter of 2007.
On February 19, 2008, Quebecor Media acquired 91.54% of the outstanding shares of Nurun it did not already hold at a price of $4.75 per share, for a total cash consideration of $69.5 million.

Internet/Portals segment
The Internet/Portals segment recorded total revenues of $48.3 million in 2007, a $6.7 million (16.1%) increase. Revenues from the special-interest portals and the general-interest portals rose by 23.8% and 6.5% respectively from 2006. Among the special-interest portals, jobboom.com recorded significant increases in revenues from packages and other revenue streams.
Operating income decreased by $3.2 million (-31.7%) to $6.9 million in 2007. The revenue growth did not entirely offset the unfavourable impact of increases in some operating costs, including labour and advertising and promotion costs. These cost increases were caused in part by the introduction of a new business development strategy and investments in new products.
In the fourth quarter of 2007, the revenues of the Internet/Portals segment increased by $2.1 million (18.1%) to $13.7 million and its operating income by $1.3 million (86.7%) to $2.8 million.
On November 28, 2007, Quebecor Media officially launched canoe.tv, Canada’s first webcaster. It will carry exclusive content as well as programming from conventional sources.
Financing activities
Quebecor Media completed, on October 5, 2007, a placement of US$700.0 million aggregate principal amount of Senior Notes. The Senior Notes were sold at a price equivalent to 93.75% of face value for net proceeds of $672.2 million (including accrued interest of $16.6 million and before financing expenses of $9.8 million). The Notes bear interest at 7 3/4% (an effective rate of 8.81%) and mature on March 15, 2016. Quebecor Media used the net proceeds from the placement, as well as its cash and cash equivalents, to repay in full advances drawn on the Senior Bridge Facility entered into by Quebecor Media to finance the acquisition of Osprey Media for a total consideration of $414.4 million, to repay, on October 31, 2007, US$179.7 million drawn on Sun Media Corporation’s term loan “B”, and to settle the $106.0 million liability related to derivative financial instruments connected to the term loan “B.”
DEFINITIONS
Operating income
In its analysis of operating results, Quebecor Inc. defines operating income, as reconciled to (net loss) net income under Canadian generally accepted accounting principles (“GAAP”), as (net loss) net income before amortization, financial expenses, reserve for restructuring of operations, impairment of assets and other special charges, (loss) gain on re-measurement of exchangeable debentures and of a portfolio investment, loss on debt refinancing, (loss) gain on sales of businesses and other assets, impairment of goodwill and intangible assets, income taxes, dividends on Preferred Shares of a subsidiary, net of income tax, non-controlling interest and the results of discontinued operations. Operating income as defined above is not a measure of results that is consistent with Canadian GAAP. It is not intended to be regarded as an alternative to other financial operating performance measures or to the statement of cash flows as a measure of liquidity. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with Canadian GAAP. Management believes that operating income is a meaningful measure of performance. Quebecor Inc. considers its business segments as a whole and uses operating income in order to assess the performance of its investment. Quebecor Inc. management and its Board of Directors use this measure in evaluating its consolidated results as well as results of Quebecor Inc.’s operating segments. This measure eliminates the significant level of non-cash depreciation of tangible assets and amortization of certain intangible assets, and is unaffected by the capital structure or investment activities of Quebecor Inc. and its segments. Operating income is also relevant because it is a significant component of Quebecor Inc.’s annual incentive compensation programs. A limitation of this measure, however, is that it does not reflect the periodic costs of capitalized tangible and intangible assets used in generating revenues in Quebecor Inc.’s segments. Quebecor Inc. also uses other measures that do reflect such costs, such as cash flows from segment operations and free cash flows from operations. In addition, measures like operating income are commonly used by the investment community to analyze and compare the performance of companies in the industries in which Quebecor Inc. is engaged. Quebecor Inc.’s definition of operating income may not be the same as similarly titled measures reported by other companies. The table below reconciles Quebecor Media’s operating income with the closest Canadian GAAP measure.

Quebecor Media Inc.
Reconciliation of operating income with net income (net loss) as disclosed in the consolidated financial statements
(in millions of Canadian dollars)

	2007	2006	2005	2004	2003	2002

Operating Income
Cable	$642.7	$512.5	$413.3	$363.8	$289.7	262.8
Newspapers	225.9	207.6	222.2	227.8	224.8	219.4
Broadcasting	59.4	42.1	53.0	80.5	81.5	78.9
Leisure and Entertainment	27.0	19.3	27.0	22.7	14.7	14.5
Interactive Technologies and Communications	2.8	7.5	3.9	2.3	1.1	1.5
Internet / Portals	6.9	10.1	9.0	4.5	2.9	(2.6)
Head Office	(0.8)	0.5	3.7	(4.4)	(3.1)	(2.1)

	963.9	799.6	732.1	697.2	611.6	572.4
Amortization	(290.4)	(260.7)	(231.9)	(225.9)	(226.6)	(224.6)
Financial expenses	(240.0)	(224.6)	(285.3)	(314.6)	(300.1)	(323.4)
Reserve for restructuring of operations, impairment of assets and other special charges	(11.6)	(18.9)	0.2	(2.8)	(1.8)	(36.9)
(Loss) gain on debt refinancing and on repurchase of redeemable preferred shares of a subsidiary	(1.0)	(342.6)	(60.0)	(4.8)	144.1	—
Gain (loss) on sale of businesses and other assets	0.4	2.2	0.1	9.3	(1.1)	3.6
Impairment of goodwill and intangible assets	(5.4)	(180.0)	—	—	(0.5)	(178.1)
Income taxes	(74.8)	53.7	(43.5)	(37.4)	12.5	(4.4)
Non-controlling interest	(19.2)	(0.4)	(16.2)	(31.7)	(34.6)	(30.5)
Income (loss) from discontinued operations	5.2	2.0	1.0	(1.1)	0.4	(7.9)

Net income (loss)	$327.1	$(169.7)	$96.5	$88.2	$203.9	(229.8)

Average monthly revenue per user
ARPU is an industry metric that Quebecor Inc. uses to measure its average cable, Internet and telephony revenues per month per basic cable customer. ARPU is not a measurement that is consistent with Canadian GAAP, and Quebecor Inc.’s definition and calculation of ARPU may not be the same as identically titled measurements reported by other companies. Quebecor Inc. calculates ARPU by dividing its combined cable television, Internet access and telephony revenues by the average number of its basic cable customers during the applicable period, and then dividing the resulting amount by the number of months in the applicable period.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
(in millions of Canadian dollars)

	Three months ended		Twelve months ended
December 31			December 31

	2007	2006	2007	2006

	(unaudited)	(unaudited)	(audited)	(audited)

REVENUES

Cable	$427.3	$362.9	$1,552.6	$1,309.5
Newspapers	306.5	246.7	1,028.1	928.2
Broadcasting	124.1	119.9	415.5	393.3
Leisure and Entertainment	103.4	105.1	329.8	315.8
Interactive Technologies and Communications	20.1	20.0	82.0	73.9
Internet/Portals	13.7	11.6	48.3	41.6
Head office and inter-segment	(30.2)	(22.0)	(90.4)	(63.7)

	964.9	844.2	3,365.9	2,998.6

Cost of sales and selling and administrative expenses	677.7	605.9	2,402.0	2,199.0
Amortization	75.9	68.3	290.4	260.7
Financial expenses	72.2	57.6	240.0	224.6
Reserve for restructuring of operations and other special charges	(3.5)	9.5	11.6	18.9
Loss on debt refinancing	1.0	0.5	1.0	342.6
Gain on sale of businesses and other assets	—	(1.2)	(0.4)	(2.2)
Impairment of goodwill and other intangible assets	5.4	180.0	5.4	180.0

INCOME (LOSS) BEFORE INCOME TAXES AND NON-CONTROLLING INTEREST	136.2	(76.4)	415.9	(225.0)
Income taxes:
Current	14.0	1.3	11.3	5.4
Future	1.6	27.3	63.5	(59.1)

	15.6	28.6	74.8	(53.7)

	120.6	(105.0)	341.1	(171.3)
Non-controlling interest	(8.2)	6.8	(19.2)	(0.4)

INCOME (LOSS) FROM CONTINUING OPERATIONS	112.4	(98.2)	321.9	(171.7)
Income from discontinued operations	—	1.1	5.2	2.0

NET INCOME (LOSS)	$112.4	$(97.1)	$327.1	$(169.7)

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
SEGMENTED INFORMATION
(in millions of Canadian dollars)

	Three months ended		Twelve months ended
	December 31		December 31

	2007	2006	2007	2006

	(unaudited)	(unaudited)	(audited)	(audited)

Income before amortization, financial expenses, reserve for restructuring of operations and other special charges, loss on debt refinancing, gain on sale of businesses and other assets, and impairment of goodwill and other intangible assets

Cable	$175.7	$139.8	$642.7	$512.5
Newspapers	76.6	63.5	225.9	207.6
Broadcasting	22.8	18.9	59.4	42.1
Leisure and Entertainment	10.3	10.0	27.0	19.3
Interactive Technologies and Communications	—	3.3	2.8	7.5
Internet/Portals	2.8	1.5	6.9	10.1
General corporate (expenses) revenue	(1.0)	1.3	(0.8)	0.5

	$287.2	$238.3	$963.9	$799.6

Amortization
Cable	$55.6	$52.1	$219.4	$198.4
Newspapers	13.6	9.2	44.7	36.5
Broadcasting	3.4	3.8	13.2	14.3
Leisure and Entertainment	1.9	1.7	7.9	7.2
Interactive Technologies and Communications	0.8	1.1	3.0	2.3
Internet/Portals	0.5	0.5	1.6	1.1
Head Office	0.1	(0.1)	0.6	0.9

	$75.9	$68.3	$290.4	$260.7

Additions to property, plant and equipment
Cable	$94.3	$85.8	$330.1	$302.6
Newspapers	63.7	15.9	111.4	116.3
Broadcasting	6.5	3.6	16.2	9.0
Leisure and Entertainment	1.5	1.1	2.9	3.4
Interactive Technologies and Communications	0.7	0.9	3.3	1.8
Internet/Portals	1.5	0.7	4.6	1.9
Head Office	0.1	0.2	0.2	0.5

	$168.3	$108.2	$468.7	$435.5

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(in millions of Canadian dollars)

	Three months ended		Twelve months ended
	December 31		December 31

	2007	2006	2007	2006

	(unaudited)	(unaudited)	(audited)	(audited)

Net income (loss)	$112.4	$(97.1)	$327.1	$(169.7)

Other comprehensive income, net of income taxes
Unrealized (loss) gain on translation of net investments in foreign operations	—	1.0	(2.0)	1.2
Unrealized gain on derivative instruments, net of income tax of $6.7 million in the three-month period ended December 31, 2007 and including income tax recovery of $11.5 million in the twelve-month period ended December 31, 2007	30.3	—	48.0	—

	30.3	1.0	46.0	1.2

COMPREHENSIVE INCOME (LOSS)	$142.7	$(96.1)	$373.1	$(168.5)

CONSOLIDATED STATEMENTS OF DEFICIT
(in millions of Canadian dollars)

	Three months ended		Twelve months ended
	December 31		December 31

	2007	2006	2007	2006

	(unaudited)	(unaudited)	(audited)	(audited)

Deficit at beginning of period, as previously reported	$2,576.1	$2,620.7	$2,731.5	$2,538.1

Cumulative effect of changes in accounting policies	—	—	14.3	—

Deficit at beginning of period, as restated	2,576.1	2,620.7	2,745.8	2,538.1

Net (income) loss	(112.4)	97.1	(327.1)	169.7

	2,463.7	2,717.8	2,418.7	2,707.8

Dividends	65.0	13.7	110.0	23.7

Deficit at end of period	$2,528.7	$2,731.5	$2,528.7	$2,731.5

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in millions of Canadian dollars)

	Three months ended		Twelve months ended
	December 31		December 31

	2007	2006	2007	2006

	(unaudited)	(unaudited)	(audited)	(audited)
Cash flows related to operations
Net income (loss) from continuing operations	$112.4	$(98.2)	$321.9	$(171.7)
Adjustments for:
Amortization of property, plant and equipment	69.6	65.2	275.4	251.2
Amortization of deferred charges and of other assets	6.3	3.1	15.0	9.5
Impairement of goodwill and intangible assets	5.4	180.0	5.4	180.0
Net loss (gain) on derivative instruments and on foreign currency translation of financial instruments	2.1	(3.0)	4.7	1.2
Loss on revaluation of the Additional Amount payable	—	8.1	5.2	10.5
Loss (gain) on sale of businesses, property, plant and equipment, and other assets	4.7	(0.4)	4.7	(0.4)
Loss on debt refinancing	1.0	0.5	1.0	342.6
Repayment of accrued interest on Senior Discount Notes	—	—	—	(197.3)
Amortization of financing costs and long-term debt discount	1.8	1.0	4.8	7.3
Future income taxes	1.6	27.3	63.5	(59.1)
Non-controlling interest	8.2	(6.8)	19.2	0.4
Other	(0.7)	(1.2)	(1.4)	0.3

	212.4	175.6	719.4	374.5
Net change in non-cash balances related to operations	74.2	47.9	32.7	(22.2)

Cash flows provided by continuing operations	286.6	223.5	752.1	352.3
Cash flows provided by discontinued operations	—	1.2	1.4	2.1

Cash flows provided by operations	286.6	224.7	753.5	354.4

Cash flows related to investing activities
Additions to property, plant and equipment	(168.3)	(108.2)	(468.7)	(435.5)
Business acquisitions, net of cash and cash equivalents	(2.1)	(1.2)	(438.6)	(10.5)
Proceeds from disposal of a business	0.8	0.5	8.5	0.5
Net decrease (increase) in temporary investments	—	(1.3)	1.2	39.2
Proceeds from disposal of assets	2.5	0.9	6.1	9.4
Acquisition of tax deductions from parent company	(14.9)	—	(14.9)	(16.1)
Decrease in advance receivable from parent company	—	—	—	15.9
Other	(0.3)	(0.8)	(1.5)	(3.4)

Cash flows used in investing activities	(182.3)	(110.1)	(907.9)	(400.5)

Cash flows related to financing activities
Net increase (decrease) in bank indebtedness	9.2	(2.6)	(6.6)	7.9
Net (repayments) borrowings under revolving and bridge bank facilities	(556.9)	(85.0)	(56.7)	38.4
Issuance of long-term debt, net of financing fees	745.3	0.1	756.1	1,225.8
Repayment of long-term debt and unwinding of hedging contracts	(281.9)	(28.3)	(301.3)	(1,201.2)
Repayment of the Additional Amount payable	—	—	(127.2)	—
Net decrease in prepayments under cross-currency swap agreements	—	—	—	21.6
Dividends and reduction of Common Shares paid-up capital	(65.0)	(13.7)	(110.0)	(105.0)
Dividends paid to non-controlling shareholders	(1.1)	(1.2)	(4.0)	(4.5)
Other	—	0.2	(3.1)	(0.6)

Cash flows (used in) provided by financing activities	(150.4)	(130.5)	147.2	(17.6)

Net decrease in cash and cash equivalents	(46.1)	(15.9)	(7.2)	(63.7)
Effect of exchange rate changes on cash and cash equivalents denominated in foreign currencies	—	0.5	(0.8)	0.4
Cash and cash equivalents at beginning of period	72.2	49.5	34.1	97.4

Cash and cash equivalents at end of period	$26.1	$34.1	$26.1	$34.1

Cash and cash equivalents consist of
Cash	$6.8	$13.9	$6.8	$13.9
Cash equivalents	19.3	20.2	19.3	20.2

	$26.1	$34.1	$26.1	$34.1

Cash interest payments	$99.1	$47.6	$243.3	$446.3
Cash income tax payments (net of refunds)	2.0	(1.6)	(0.5)	7.0

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(in millions of Canadian dollars)

	December 31	December 31

	2007	2006

	(audited)	(audited)

ASSETS

CURRENT ASSETS
Cash and cash equivalents	$26.1	$34.1
Temporary investments	0.2	1.4
Accounts receivable	496.0	426.2
Income taxes	10.5	17.3
Amounts receivable from parent company and companies under common control	1.9	—
Inventories and investments in televisual products and movies	169.0	158.7
Prepaid expenses	32.7	24.4
Future income taxes	153.6	65.9

	890.0	728.0

PROPERTY, PLANT AND EQUIPMENT	2,110.2	1,830.1
FUTURE INCOME TAXES	57.4	61.1
OTHER ASSETS	422.0	243.6
GOODWILL	4,081.3	3,721.1

	$7,560.9	$6,583.9

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES
Bank indebtedness	$16.3	$20.6
Accounts payable and accrued charges	756.0	592.4
Deferred revenue	202.7	177.6
Income taxes	19.2	8.8
Amounts payable to parent company and companies under common control	—	11.9
Additional Amount payable	—	122.0
Current portion of long-term debt	24.7	23.1

	1,018.9	956.4

LONG-TERM DEBT	3,002.8	2,773.0
DERIVATIVE FINANCIAL INSTRUMENTS	538.7	231.3
OTHER LIABILITIES	103.5	125.2
FUTURE INCOME TAXES	292.5	118.9
NON-CONTROLLING INTEREST	154.2	142.1

SHAREHOLDERS’ EQUITY
Capital stock	1,752.4	1,752.4
Contributed surplus	3,217.2	3,217.2
Deficit	(2,528.7)	(2,731.5)
Accumulated other comprehensive loss	9.4	(1.1)

	2,450.3	2,237.0

	$7,560.9	$6,583.9

5

Supplementary Disclosure
Quarter / 12-Month Period
Ended December 31, 2007
Safe Harbor Act
Statements within this presentation which are not historical facts are « forward looking » statements and « safe harbor statements » under the Private Securities Litigation Reform Act of 1995 that involve risks and/or uncertainties, including but not limited to financial projections, state and federal regulations, construction activities and other risks described in the Company’s public filings with the Securities Exchange Commission.
For additional information, please contact
Louis Morin, Vice President and Chief Financial Officer, at (514) 380-1912 or
Jean-François Pruneau, Treasurer, at (514) 380-4144
Investor.relations@Quebecor.com

QUEBECOR MEDIA INC.

Supplementary Disclosure
December 31, 2007
Debt Schedule

		(in millions)
Quebecor Media
Revolving Credit Facility due 2011 (Availability: $100)		—
Export Financing due 2015		$66.7
Term Loan A due 2011		102.0
Term Loan B due 2013		337.1
7 3/4% Senior Notes due 2016		1,159.1

		1,664.9

Videotron
Revolving Credit Facility due 2009 (Availability: $450)		147.7
6 7/8% Senior Notes due 2014		652.8
6 3/8% Senior Notes due 2015		172.8

		973.3

Sun Media
Revolving Credit Facility due 2012 (Availability: $70)		—
Term Loan C due 2012		39.1
7 5/8% Senior Notes due 2013		198.9

		238.0

Osprey Media
Revolving Credit Facility due 2011 (Availability: $65)		13.4
Term Loan due 2011		131.9

		145.3

TVA		56.3

Other		16.3

Total Quebecor Media		$3,094.1

Cross-Currency Derivative Instruments (FX Rate Differential) (1)		500.3

Cash-on-Hand
Quebecor Media		26.3
Videotron	—
Sun Media	$7.3
Osprey Media	—
Quebecor Media Parent	(41.3)
Other (subsidiaries not 100% owned)	60.3

		$26.3

(1)	Classified under “Derivative financial instruments” in Quebecor Media’s financial statements

/2

CABLE

Supplementary Disclosure
December 31, 2007
Operating Results

	2007				2006
	Dec 31	Sep 30	Jun 30	Mar 31	Dec 31

Homes Passed (‘000)	2,497	2,487	2,475	2,464	2,457
Basic Customers (‘000)	1,638	1,616	1,585	1,583	1,572
Basic Penetration	65.6%	65.0%	64.0%	64.2%	64.0%
Extended Tier Customers (‘000)	1,383	1,356	1,326	1,324	1,313
Extended Tier Penetration	84.4%	83.9%	83.7%	83.6%	83.5%
Digital Set-Top Boxes (‘000)	953	877	819	782	739
Digital Customers (‘000)	768	720	679	653	624
Digital Penetration	46.9%	44.6%	42.8%	41.3%	39.7%
Cable Internet Customers (‘000)	933	899	854	828	792
Cable Internet Penetration	57.0%	55.6%	53.9%	52.3%	50.4%
Cable Telephony Customers (‘000)	636	574	504	449	398
Cable Telephony Penetration	38.8%	35.5%	31.8%	28.4%	25.3%
Wireless Customers (‘000)	46	39	31	20	12

	4th Quarter			YTD
(in millions)	2007	2006	VAR	2007	2006	VAR

Revenues	$427.3	$362.9	17.7%	$1,552.6	$1,309.5	18.6%
Cable Television	190.9	175.4	8.8%	735.8	677.3	8.6%
Internet	114.6	95.5	20.0%	422.4	345.1	22.4%
Telephony	65.4	36.4	79.7%	213.2	108.6	96.3%
Business Solution	17.5	19.0	-7.9%	70.2	74.4	-5.6%
Other	38.9	36.6	6.3%	111.0	104.1	6.6%

EBITDA	$175.7	$139.8	25.7%	$642.7	$512.5	25.4%
EBITDA Margin (%)	41.1%	38.5%		41.4%	39.1%

CAPEX (NCTA Standard Reporting Categories)
Customer Premise Equipment	$33.6	$30.9		$122.9	$111.9
Scalable Infrastructure	25.5	15.9		76.8	68.2
Line Extensions	10.4	5.7		27.4	25.7
Upgrade / Rebuild	11.2	16.5		53.0	50.3
Support Capital	14.3	13.2		47.1	40.7

Total — NCTA Classification	$95.0	$82.2	15.6%	$327.2	$296.7	10.3%
Other	(0.7)	3.6		2.9	5.9

Total — Additions to PP&E	$94.3	$85.8	9.9%	$330.1	$302.6	9.1%

2-Way Capability	99%	98%		99%	98%
Cable Television ARPU	$39.10	$37.39		$38.37	$36.79
Total ARPU	$75.97	$65.50		$71.52	$61.43

/3

NEWSPAPERS

Supplementary Disclosure
December 31, 2007
Operating Results

	4th Quarter			YTD
	2007	2006	VAR	2007	2006	VAR

Linage (‘000)
Urban Dailies	46,719	48,867	-4.4%	175,417	179,250	-2.1%

(in millions)
Revenues	$306.5	$246.7	24.2%	$1,028.1	$928.2	10.8%
Advertising	245.1	197.6	24.0%	815.7	732.5	11.4%
Circulation	46.7	39.4	18.5%	166.5	158.1	5.3%
Other	14.7	9.7	51.5%	45.9	37.6	22.1%

Urban Dailies (1)	$176.3	$181.1	-2.7%	$669.6	$679.7	-1.5%
Community Newspapers (1)	80.1	79.7	0.5%	306.4	303.1	1.1%
Osprey Media	59.6	—	n.m.	95.5	—	n.m.

EBITDA	$76.6	$63.5	20.6%	$225.9	$207.6	8.8%
EBITDA Margin (%)	25.0%	25.7%		22.0%	22.4%

Change in Newsprint Expense			-5.2%			-3.1%

(1)	Before eliminations

/4

QUEBECOR MEDIA INC.

Supplementary Disclosure
December 31, 2007
Shares Held in Subsidiaries

	Number
	of Shares	%		%
	Owned	Equity		Voting

TVA	12,227,271	45.2%		99.9%

Canoë	651 (1)	92.5	%(2)	100.0	%(2)

Nurun	19,576,605	57.5%		57.5%

(1)	Excluding 104 shares that are held by TVA

(2)	% Equity and % Voting include Quebecor Media’s interest in the 104 shares that are held by TVA

/5

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QUEBECOR MEDIA INC.
/s/ Claudine Tremblay
By:	Claudine Tremblay
Vice-President and Secretary
Date: February 26, 2008